T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany



Securities and Exchange Commission
Office of International Corporate Finance
**Attention: Filing Desk**
450 Fifth Street, NW
Washington, DC 20549

USA



| | |
|---|---|
| **Your ref.** | file number is 82-5125 |
| **Our ref.** | Investor Relations |
| **Telephone** | +49 6151 680-2931 |
| **Date** | March 08, 2005 |
| **Subject** | T-Online International AG |

SUPPL

To whom it may concern:

Please find enclosed

- the ad hoc notice of March 8 2004, regarding Deutsche Telekom and T-Online agree on Exchange Ratio

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,



Investor Relations
T-Online International AG

Enclosure

T-Online International AG
Address Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Board Kai-Uwe Ricke (Chairman)
Managing Directors Rainer Beaujean, Veronika Altmeyer, Jens Becker, Burkhard Graßmann, Thomas Hille, Andreas Kindt
Registered at Amtsgericht Darmstadt, HRB 7641
VAT ID number DE 191 156 693

# Ad hoc notification released on March 08, 2005

Ad hoc release pursuant to Section 15 of the German Securities Trading Act (§ 15 WpHG)

**Deutsche Telekom and T-Online Agree On Exchange Ratio**

Deutsche Telekom and T-Online have today reached a definitive agreement regarding the exchange ratio in connection with the planned merger of T Online International AG into Deutsche Telekom AG. Accordingly, T-Online shareholders will receive 0.52 Deutsche Telekom shares for one T-Online share, i.e. 13 Deutsche Telekom shares for 25 T-Online shares.

The exchange ratio was determined on the basis of the company valuations conducted by Deutsche Telekom and T-Online, with the assistance of KPMG and Warth & Klein, who were mandated by Deutsche Telekom and T-Online, respectively, to support the preparation of the company valuations on the basis of the applicable discounted earnings methodology (Ertragswertverfahren). The equity value (Unternehmenswert), as determined in accordance with the draft of the new version of the valuation standards issued by the Institut der Wirtschaftspruefer in Deutschland e.V. (IDW ES1 neue Fassung), amounts to EUR 28.31 per share for Deutsche Telekom, and to EUR 14.71 per share for T-Online.

The equity values of both Deutsche Telekom and T-Online are based on the most recent medium- and long-term business plans, as prepared by Deutsche Telekom's and T-Online's Management Boards, as well as on the audited consolidated group balance sheets for Deutsche Telekom and T-Online as of 31 December 2004. The following table sets forth some of the key valuation parameters and planning assumptions used to establish the equity values of Deutsche Telekom and T-Online.

Overview of Key Assumptions for the Analysis

| **Key Assumptions** | **Deutsche Telekom Group** | **T-Online Group** |
|---|---|---|
| Annual discount rates used after typified shareholder income tax, before growth rate deduction) | 7.57-8.55% | 9.35-9.42% |
| Risk- free rate before typified shareholder income tax | 5.0% | 5.0% |
| Beta factor unlevered | 0.72 | 1.10 |
| Market risk premium after typified shareholder income tax | 5.5% | 5.5% |
| Typified shareholder income tax rate | 35% | 35% |
| ***Key figures forecast period 2005-2014E*** | | |
| Sales 2005E/2014E in billion EUR | 61.1/84.8 | 2.5/10.3 |
| EBITDA 2005E/2014E in billion EUR | 20.8/29.7 | 0.3/2.4 |
| EBT 2005E/2014E in billion EUR | 7.6/19.7 | 0.2/2.4 |
| Group net income 2005E/2014E in billion EUR | 4.9/11.5 | 0.1/1.5 |
| Dividend payout ratio 2005E/2014E | 53%/50% | 39%/37% |
| Typified shareholder income tax rate for dividend payments | 17.5% | 17.5% |
| Debt to equity ratio used 2005E/2014E | 44%/13% | 1%/1% |
| **Terminal value assumptions 2015 onwards** | | |
| EBITDA in billion EUR | 30.5 | 2.5 |
| EBT in billion EUR | 19.3 | 2.5 |
| Group net income in billion EUR | 11.2 | 1 |
| Debt to equity ratio | 12% | |
| Perpetuity growth rate | 2.0% | 3.5% |

**End of Ad hoc Release**

The parties expect that the merger agreement will be notarized in the course of today. The merger agreement and the joint merger report of the Management Boards of Deutsche Telekom and of T-Online, including the detailed planning assumptions and company valuations of both Deutsche Telekom and T-Online, will be available online at *http://www.t-online.net/ir* shortly.

The shareholders of T Online and, if required, Deutsche Telekom will vote on the merger agreement at the annual general meetings at the end of April 2005. As of the calling of the annual general meetings to vote on the merger, the merger

agreement, the joint merger report and the merger audit report of Ebner, Stolz & Partner, the independent court-appointed auditor, as well as other documents as required by law will be available for inspection and copies will be sent to the shareholders of Deutsche Telekom and T-Online upon their request.

**Important disclaimer**

The calculation of a company valuation on the basis of the discounted earnings methodology (Ertragswertmethode) is a highly complex process and is not necessarily susceptible to partial analysis or summary description. The analyses performed by the management boards with the assistance of KPMG and Warth & Klein are not necessarily indicative of future results or actual values derived in accordance with other valuation methodologies, which may be significantly more or less favorable than those expressed in this ad hoc release. These analyses involved numerous judgments and assumptions with regard to industry performance, general business, economic, competitive, market and financial conditions, many of which are beyond the control of the companies, as well as judgments and assumptions regarding "risk-free rates", "beta factors", "market risk premia" and "typified shareholder income tax rates", "dividend payout rates", "debt to equity ratios" and "terminal values", all of which involved the exercise of discretion on the part of management. Further information regarding the calculation of the company valuations will be provided in the merger report and merger auditor's report described above. This ad hoc release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. It is important to note that Deutsche Telekom's or T-Online's actual results could differ materially from the results anticipated or projected in any such forward-looking statements, based on a number of important factors. Deutsche Telekom's filings with the U.S. Securities and Exchange Commission contain cautionary statements identifying important factors affecting such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from projections contained in any forward-looking statements made by the company. Neither Deutsche Telekom nor T-Online undertakes any responsibility to update such forward-looking statements in light of future events or developments. The statements on the company valuations on the basis of the discounted earnings methodology (IDW ES 1 new version) do not constitute a forecast or assumption of the future development of the market prices of shares of Deutsche Telekom or T-Online.

You are advised to also read the U.S. prospectus regarding the business combination transaction referenced in these materials, when it becomes available, because it will contain important information. Deutsche Telekom has filed a preliminary prospectus with the Securities and Exchange Commission. You may obtain a free copy of the preliminary prospectus or the final prospectus (when available) and other related documents filed by Deutsche Telekom AG at the Commission's website at www.sec.gov , at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The preliminary prospectus, the final prospectus (when available) and the other related documents may also be obtained by contacting Deutsche Telekom AG, Attention: Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany.

WKN 555770; ISIN: DE0005557706; indices: TecDax and Nemax50.

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